

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 7, 2009

Via U.S. Mail and Fax (781-960-0602)
Mr. John Leahy
Chief Financial Officer
iROBOT Corporation
8 Crosby Drive
Bedford, MA 01730

      RE: **iROBOT Corporation**
           Form 10-K for Fiscal Year Ended December 29, 2007
           Filed February 25, 2008

           Form 10-Q for Fiscal Quarter Ended September 27, 2008
           File No. 51598

Dear Mr. Leahy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director